Exhibit 99.1

Neptune Announces $16.5 Million Extraction Partnership for Hemp Processing at Sherbrooke Facility

Partnership further strengthens B2B extraction business allowing Neptune to deliver high quality, low-cost hemp extracts to customers

LAVAL, QC, May 19, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, is pleased to announce today that it has entered into an extraction partnership for hemp processing resulting in revenues to the Company of a minimum of $16.5 million over the next six months.

Under the terms of the agreement, Neptune will process 44,000 kg of crude and distillate extracts from hemp biomass in four installments over six months.

"We are pleased to enter into this game changing hemp processing partnership which further strengthens our B2B extraction business and allows Neptune to deliver high quality, low-cost hemp extracts to our customers," said David Mayers, Chief Operating Officer of Neptune. "With this partnership we are in an even stronger position to serve and provide value to our Canadian LP customers, while generating high margin revenue opportunities through the processing of hemp or cannabis extracts for a variety of product forms."

"This is an exciting point in time for Neptune's history with accelerated growth across our health and wellness product portfolio, including cannabis and hemp derived products," added Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions. "With our Phase II extractor at Sherbrooke operational, we are now highly competitive on product offerings and pricing to Canadian LPs, giving our customers the edge to win at retail in Cannabis 2.0."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2020/19/c9281.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 19-MAY-20